                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                            Microdyne Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 595067-10-9
                        -----------------------------
                               (CUSIP Number)



                           Curtis M. Coward, Esquire
                    McGuire, Woods, Battle & Boothe, L.L.P.
          8280 Greensboro Drive, Suite 900, McLean, Virginia  22102
        ------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               November 8, 1996
        ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO.  595067-10-9
            -----------

-------------------------------------------------------------------------------------------------------------------------------
1      NAME OR REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
                Philip T. Cunningham

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) / /
                                                                                                                      (b) / /
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3      SEC USE ONLY              Not Applicable

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4      SOURCE OF FUNDS*          Not Applicable

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                                    / /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    Not Applicable

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6      CITIZENSHIP OR PLACE OR ORGANIZATION       United States

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                                7      SOLE VOTING POWER                             4,776,887

                                -----------------------------------------------------------------------------------------------
                                8      SHARED VOTING POWER                           1,000,000
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH      -----------------------------------------------------------------------------------------------
REPORTING PERSON WITH           9      SOLE DISPOSITIVE POWER                        4,776,887

                                -----------------------------------------------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER                      1,000,000

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 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                             5,776,887

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 12     CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES*                                                   / /

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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         45.1%

-------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*         IN

-------------------------------------------------------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

 CUSIP NO.  595067-10-9
            -----------

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
1      NAME OR REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
                The Philip T. Cunningham
                1996 Grantor Retained Annuity Trust

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) / /
                                                                                                                          (b) / /

----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY              Not Applicable

----------------------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*          Not Applicable

----------------------------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                                        / /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    Not Applicable

----------------------------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION       United States

----------------------------------------------------------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER                 -0-

                                      --------------------------------------------------------------------------------------------
                                      8      SHARED VOTING POWER            1,000,000
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH            --------------------------------------------------------------------------------------------
REPORTING PERSON WITH                 9      SOLE DISPOSITIVE POWER            -0-

                                      --------------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER       1,000,000

----------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        1,000,000

----------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES*                                                       / /

----------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          7.8%

----------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*         00

----------------------------------------------------------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This Amendment No. 9 to the Schedule 13D relates to the common stock, par value $.10 per share, of Microdyne Corporation ("Microdyne"), the principal executive offices of which are located at 3601 Eisenhower Avenue, Alexandria, Virginia 22304

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of Philip T. Cunningham, who is a citizen of the United States and whose business address is 3601 Eisenhower Avenue, Alexandria, Virginia 22304, and the Philip T. Cunningham 1996 Grantor Retained Annuity Trust.

         Mr. Cunningham's present principal occupation is Chairman of the Board of Directors, Chief Executive Officer and President of Microdyne. During the last five (5) years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to the judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Cunningham is the sole trustee of the above-referenced trust, which was formed under the laws of the state of Virginia. The trust was given shares of common stock of Microdyne, and holds stock as trust property on behalf of the beneficiaries thereof.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended by adding to the end of the Item the following:

                         As of November 8, 1996 Philip T. Cunningham delivered
                and transferred to Philip T. Cunningham, Trustee of the Philip
                T. Cunningham 1996 Grantor Retained Annuity Trust, 1,000,000 shares of Microdyne common stock to have and hold such property to pay the settler of the trust an annuity amount specified in the trust, and to provide distributions to the settlers' children, or their lineal descendants on the terms and conditions set forth in the trust document.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

                a. The aggregate number of shares of Microdyne common stock beneficially owned by Mr. Cunningham is 5,776,887 and the percentage of Microdyne common stock owned by Mr. Cunningham is 45.1%. Mr. Cunningham has sole voting and dispositive power to the common stock owned by him except for 1,000,000 shares of common stock of Microdyne held by him as trustee of the Philip
                T. Cunningham 1996 Grantor Retained Annuity Trust, and voted by him as trustee.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Philip T. Cunningham, individually, serves as the trustee of the Philip T. Cunningham 1996 Grantor Retained Annuity Trust. As trustee, he is vested with voting power, as well as dispositive powers in connection with the shares which are or were the property of the trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following was filed as exhibits:

         An agreement in writing permitting the filing of this statement on behalf of Philip T. Cunningham and the Philip T. Cunningham 1996 Grantor Retained Annuity Trust.




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: December 5, 1996



                                        /s/ Philip T. Cunningham
                                       -------------------------------------
                                            Philip T. Cunningham